Citigroup Inc.
Pricing Sheet No. 2014-CMTNG0223 dated September 30, 2014 relating to
Amendment No. 1 to the Preliminary Pricing Supplement No. 2014-CMTNG0223 dated September 2, 2014
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

548,948 Trigger Jump Securities Based on the EURO STOXX 50® Index Due October 3, 2019
Principal at Risk Securities

PRICING TERMS—SEPTEMBER 30, 2014
Underlying index:	The EURO STOXX 50® Index (ticker symbol: "SX5E")
Aggregate stated principal amount:	$5,489,480
Stated principal amount:	$10 per security
Pricing date:	September 30, 2014
Issue date:	October 3, 2014
Valuation date:	September 30, 2019, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	October 3, 2019
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪     If the final index level is greater than or equal to the initial index level:
$10 + the greater of (i) the fixed return amount and (ii) $10 × the index percent increase
▪     If the final index level is less than the initial index level but greater than or equal to the trigger level:
$10
▪     If the final index level is less than the trigger level:
$10 × the index performance factor
If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $6.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	3,225.93, the closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Fixed return amount:	$4.50 per security (45.00% of the stated principal amount). You will receive the fixed return amount only if the final index level is greater than or equal to the initial index level.
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Trigger level:	1,935.558, 60.00% of the initial index level
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	17322H180 / US17322H1804
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1) (2)	Underwriting fee	Proceeds to issuer
Per security:	$10.00	$0.25(2)
		$0.05(3)	$9.70
Total:	$5,489,480.00	$164,684.40	$5,324,795.60

(1) On the pricing date, the estimated value of the securities is $9.397 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI's proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See "Valuation of the Securities" in the related preliminary pricing supplement.

(2) The issue price for a particular investor and the related underwriting fee received by CGMI may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.900 per security. CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.30 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors wil collectively receive from CGMI a fixed selling concession of $0.25 for each $10 security they sell, subject to reduction for volume purchase discounts depending on the aggregate amount of securities purchased by an investor.  Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See "Use of Proceeds and Hedging" in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security. The structuring fee may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Amendment No. 1 to the Preliminary Pricing Supplement dated September 2,2014

Product Supplement No. EA-02-03 dated November 13, 2013            Underlying Supplement No. 3 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

EURO STOXX 50® is a registered trademark of STOXX Limited (“STOXX”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold, or promoted by STOXX. STOXX makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. STOXX has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and an accompanying product supplement, underlying supplement and prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus by calling toll-free 1-800-831-9146.